SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2
Copies of the disclosure letters that we filed today
with the Securities and Exchange Commission and the
Philippine Stock Exchange regarding the following
corporate actions taken in the Regular Meeting of the
Board of Directors, Annual Meeting of Stockholders and
Organizational Meeting of the Board of Directors held
today:

Regular Meeting

1. Cash dividend declaration on the Company’s Voting Preferred Stock Annual Meeting of Stockholders

1. Approval of the audited financial statements of the
Company for the fiscal year ended December 31, 2015
contained in the Company’s 2015 Annual Report
2. Election of directors of the Company
3. Approval of the amendment of the First Article and
Second Article of the Articles of Incorporation
4. Ratification of the proposed investment of corporate
funds in another corporation or for a purpose other
than the primary purpose of the Company (the
“Investment of Funds”) and grant of authority to the
Board of Directors to determine the timing, final
structure, amount, terms and conditions of the
Investment of Funds
Organizational Meeting

1. Election of officers of the Company
2. Appointment of chairmen and members of the Audit
Committee, Governance and Nomination Committee,
Executive Compensation Committee, Technology Strategy
Committee and Risk Committee of the Board of Directors

June 14, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

June 14, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,807 As of May 31, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	June 14, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on June 14, 2016, the Board declared a cash dividend of 2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter ending July 15, 2016, payable on July 15, 2016, to the holder of record on June 30, 2016.

The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2015, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

June 14, 2016

June 14, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

June 14, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,807 As of May 31, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	June 14, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 4 (Election of Directors and Officers) and Item 9 (Other Events)

We disclose the following information pertaining to the Annual Meeting of Stockholders (“Annual Meeting”) and Organizational Meeting of the Board of Directors (“Organizational Meeting”) of Philippine Long Distance Telephone Company (the “Company” or “PLDT”) and the actions approved in said meetings.

1.	Annual Meeting of Stockholders

1.1	The Annual Meeting was held on June 14, 2016 at 3:00 p.m. at Rizal Ballroom AB, Makati Shangri-la, Ayala Avenue corner Makati Avenue, Makati City.

(a)	As at the Record Date, April 15, 2016 (the “Record Date”), the total outstanding shares of PLDT entitling the holders thereof to attend the Annual Meeting was 666,057,015, broken down as follows:

Class of Shares		Number of Shares
	-
Common		216,055,775

Voting Preferred		150,000,000

Non-Voting Serial Preferred		300,001,240

Total		666,057,015

(b)	As at the Record Date, the total outstanding shares of PLDT (i) with voting rights and (ii) without voting rights but pursuant to Section 6 of the Corporation Code are entitled to vote on certain matters presented for stockholders’ approval was 666,057,015 (the “Voting Shares”), broken down as follows:

Class of Shares	Number of Shares

Common	216,055,775

Voting Preferred	150,000,000

Non-Voting Serial Preferred	300,001,240

Total	666,057,015

(c)	The total shares owned or held by the stockholders present or represented by proxy at the Annual Meeting was 629,882,447 representing 94.57 % of the total outstanding shares of PLDT as at the Record Date, broken down as follows:

				% to Total
Class of Shares	Number of Shares			Outstanding Shares
			Present/
	Present	Proxy	Proxy
Common	31,236,402	148,644,805	179,881,207	27.01%

Voting Preferred	0	150,000,000	150,000,000	22.52%

Non-Voting Serial Preferred	0	300,001,240	300,001,240	45.04%

Total	31,236,402	598,646,045	629,882,447	94.57%

Therefore, there was a quorum for the valid transaction of business at the Annual Meeting.

(d)	Eleven (11) of the thirteen (13) incumbent directors, including the Chairman of the Board, the Chairmen of the Audit, Governance and Nomination, Executive Compensation, Technology Strategy and Risk Committees, the President and Chief Executive Officer and other key officers of the Company were present in the Annual Meeting. Representatives from the Company’s independent auditors, Sycip Gorres Velayo & Co. were also present in the Annual Meeting.

1.2	Each item in the Agenda for the Annual Meeting that is subject to stockholders’ approval was voted upon by means of written voting instructions.

1.3	The voting requirement and the votes cast for each of the following items in the Agenda that is subject to stockholders’ approval are as follows:

(a)	Approval of the audited financial statements for the fiscal year ended December 31, 2015 contained in the Company’s 2015 Annual Report.

Class of Shares	VOTING REQUIREMENT
	Majority of Total Outstanding
	Common and Voting Preferred
	Shares
	VOTES CAST
Common	For	Against	Abstain

Stockholders present in person without proxies previously filed but with voting instructions filed at the Annual Meeting	17,353,391	0	0

Stockholders present in person with proxies previously filed	13,214,293	423	146,490

Stockholders represented by proxies	148,589,235	18,077	37,493

Sub-Total	179,156,919	18,500	183,983

Voting Preferred
	-	-	-
Stockholders present in person without proxies previously filed but with voting instructions filed at the Annual Meeting	0	0	0

Stockholders present in person with proxies previously filed	0	0	0

Stockholders represented by proxies	150,000,000	0	0

Sub-Total	150,000,000	0	0

Grand Total	329,156,919	18,500	183,983

Since a total of 329,156,919 shares representing 89.92 % or more than two-thirds (2/3) of the outstanding Common and Voting Preferred Shares have been voted in favor of the approval of the audited financial statements of the Company for the fiscal year ended December 31, 2015 contained in the Company’s 2015 Annual Report, the same were approved.

(b)	Election of thirteen (13) directors including three (3) independent directors for the ensuing year, whose background information are contained in the Information Statement.

Prior to the casting of votes, the Chairman explained the review or screening process of the Governance and Nomination Committee to determine whether each of the director-nominees possesses the qualifications and none of the disqualifications for directorship, and whether each of the independent director-nominees meets the additional criteria or qualifications for an independent director.

NAME OF DIRECTOR/
INDEPENDENT DIRECTOR	VOTING REQUIREMENT
	Thirteen (13) nominees receiving the highest number of votes
	from the holders of Common and Voting Preferred Shares shall
	be declared elected and three (3) of them who have been
	pre-qualified as independent directors will be declared
	elected as such.
	VOTES CAST
	Stockholder	Stockholder	Stockholder	Total Number of
	1	2	3	Votes

Mr. Bernido H. Liu (Independent Director)	17,353,391	13,038,873	304,601,024	334,993,288

Former Chief Justice Artemio V. Panganiban (Independent Director)	17,353,391	12,372,107	297,652,015	327,377,513

Mr. Pedro E. Roxas (Independent Director)	17,353,391	11,938,131	297,448,904	326,740,426

Ms. Helen Y. Dee	17,353,391	6,125,728	280,808,198	304,287,317

Atty. Ray C. Espinosa	17,353,391	12,491,450	300,078,557	329,923,398

Mr. James L. Go	17,353,391	12,180,337	296,574,602	326,108,330

Mr. Tadashi Miyashita	17,353,391	12,194,896	297,900,070	327,448,357

Mr. Napoleon L. Nazareno	17,353,391	12,761,938	299,603,917	329,719,246

Mr. Hideaki Ozaki	17,353,391	12,840,303	299,544,412	329,738,106

Mr. Manuel V. Pangilinan	17,353,391	15,219,281	298,357,539	330,930,211

Atty. Ma. Lourdes C. Rausa-Chan	17,353,391	12,496,077	300,160,339	330,009,807

Mr. Juan B. Santos	17,353,391	12,840,303	299,613,889	329,807,583

Mr. Tony Tan Caktiong	17,353,391	6,125,728	280,620,384	304,099,503

Legend:

Stockholder 1 – Stockholders present in person without proxies previously filed but with voting instructions filed at the Annual Meeting

Stockholder 2 – Stockholders present in person with proxies previously filed
Stockholder 3 – Stockholders represented by proxies

Each person nominated for election as director/independent director received votes of more than a majority of the outstanding Common and Voting Preferred Shares. Since there are only thirteen (13) Board seats and thirteen (13) nominees, each was declared elected and three (3) of them, namely Mr. Bernido H. Liu, Former Chief Justice Artemio V. Panganiban and Mr. Pedro E. Roxas, who have been pre-qualified as independent directors were declared elected as such.

Attached are copies of the Certifications executed by Mr. Bernido H. Liu, Former Chief Justice Artemio V. Panganiban and Mr. Pedro E. Roxas in connection with their election as independent directors of the Company.

(c)	Approval of the amendment of the (i) First Article of the Articles of Incorporation to change the name of the Company from Philippine Long Distance Telephone Company to PLDT Inc.; and (ii) Second Article of the Articles of Incorporation to expressly provide for such other purposes and powers incidental to or in furtherance of the primary purpose, including the power to do or engage in such activities required, necessary or expedient in the pursuit of lawful business or for the protection or benefit of the Company.

Class of Shares	VOTING REQUIREMENT

	2/3 of Total Outstanding Common , Voting Preferred and Non-Voting Serial Preferred Shares

	VOTES CAST

Common	For	Against	Abstain

Stockholders present in person without proxies previously filed but with voting instructions filed at the Annual Meeting	17,353,391	0	0

Stockholders present in person with proxies previously filed	13,360,783	423	0

Stockholders represented by proxies	148,252,564	26,867	365,374

Sub-Total	178,966,738	27,290	365,374

Voting Preferred
	-	-	-
Stockholders present in person without proxies previously filed but with voting instructions filed at the Annual Meeting	0	0	0

Stockholders present in person with proxies previously filed	0	0	0

Stockholders represented by proxies	150,000,000	0	0

Sub-Total	150,000,000	0	0

Non-Voting Serial Preferred
	-	-	-
Stockholders present in person without proxies previously filed but with voting instructions filed at the Annual Meeting	0	0	0

Stockholders present in person with proxies previously filed	0	0	0

Stockholders represented by proxies	300,001,240	0	0

Sub-Total	300,001,240	0	0

Grand Total	628,967,978	27,290	365,374

Since a total of 628,967,978 shares representing 94.43 % or more than two-thirds (2/3) of the outstanding capital stock consisting of Common, Voting Preferred and Non-Voting Serial Preferred Shares entitled to vote have been voted in favor of the amendment of the (a) First Article of the Articles of Incorporation to change the name of the Company from Philippine Long Distance Telephone Company to PLDT Inc.; and (b) Second Article of the Articles of Incorporation to expressly provide for such purposes and powers incidental to or in furtherance of the primary purpose, including the power to do or engage in such activities required, necessary or expedient in the pursuit of lawful business or for the protection or benefit of the Company, the same were approved.

(d)	Ratification of the proposed investment of corporate funds in another corporation or for a purpose other than the primary purpose of the Company (the “Investment of Funds”) and grant of authority to the Board of Directors to determine the timing, final structure, amount, terms and conditions of the Investment of Funds, as explained in the Information Statement.

Class of Shares	VOTING REQUIREMENT

	2/3 of Total Outstanding Common , Voting Preferred and Non-Voting Serial Preferred Shares

	VOTES CAST

Common	For	Against	Abstain

Stockholders present in person without proxies previously filed but with voting instructions filed at the Annual Meeting	17,353,391	0	0

Stockholders present in person with proxies previously filed	2,921,374	10,015,226	424,606

Stockholders represented by proxies	131,361,845	16,160,354	1,122,606

Sub-Total	151,636,610	26,175,580	1,547,212
Voting Preferred
	-	-	-
Stockholders present in person without proxies previously filed but with voting instructions filed at the Annual Meeting	0	0	0

Stockholders present in person with proxies previously filed	0	0	0

Stockholders represented by proxies	150,000,000	0	0

Sub-Total	150,000,000	0	0

Non-Voting Serial Preferred
	-	-	-
Stockholders present in person without proxies previously filed but with voting instructions filed at the Annual Meeting	0	0	0

Stockholders present in person with proxies previously filed	0	0	0

Stockholders represented by proxies	300,001,240	0	0

Sub-Total	300,001,240	0	0

Grand Total	601,637,850	26,175,580	1,547,212

Since a total of 601,637,850 shares representing 90.33 % or more than two-thirds (2/3) of the outstanding capital stock consisting of Common, Voting Preferred and Non-Voting Serial Preferred Shares entitled to vote have been voted in favor of the ratification of the proposed investment of corporate funds in another corporation or for a purpose other than the primary purpose of the Company (the “Investment of Funds”) and grant of authority to the Board of Directors to determine the timing, final structure, amount, terms and conditions of the Investment of Funds, the same were approved.

1.4	The Company’s tabulation, registration and reporting system has been reviewed and tested by Sycip Gorres Velayo & Co. in accordance with the Philippine Standards on Related Services 4400 Agreed-upon Procedures issued by the Auditing Standards and Practices Council. Representatives from Sycip Gorres Velayo & Co. were present in the Annual Meeting and checked the completeness and accuracy of the encoded proxies and voting instructions received as well as the completeness and accuracy of the attendance and voting results generated by the system.

1.5	Stockholders were given an opportunity to ask questions which the Chairman, President & CEO, Corporate Secretary or other key officers clarified or responded to.

1.6	Stockholders were also informed that pursuant to the authority vested in the Audit Committee under the Company’s By-Laws, the Audit Committee appointed Sycip Gorres Velayo & Co. as independent auditors to audit the financial statements of the Company for the year 2016, and such appointment was confirmed by the Board of Directors.

2.	Organizational Meeting of the Board of Directors

2.1	The Organizational Meeting of the Board of Directors of the Company was held immediately after the adjournment of the Annual Meeting at Pasay AB Room, Makati Shangri-la, Ayala Avenue corner Makati Avenue, Makati City.

2.2	Eleven (11) of the thirteen (13) directors/independent directors elected during the Annual Meeting were present in the Organizational Meeting. Also present were the six (6) nominees for appointment as members of the Advisory Board/Committee.

2.3	The following actions were taken by the Board of Directors at the Organizational Meeting:

(a)	Election of the following officers to the positions indicated opposite their respective names:

Name		Position
Manuel V. Pangilinan	-	President & Chief Executive Officer
Ray C. Espinosa Ernesto R. Alberto Isaias P. Fermin Anabelle L. Chua Ma. Lourdes C. Rausa-Chan	- - - - -	Regulatory Affairs and Policies Office Head
Executive Vice President
Executive Vice President
Senior Vice President and Chief Financial Officer
Senior Vice President, Corporate Secretary,
General Counsel and Chief Governance Officer
Alejandro O. Caeg
Jun R. Florencio
Menardo G. Jimenez, Jr.
Leo I. Posadas
June Cheryl C. Revilla
Florentino D. Mabasa, Jr.
Katrina L. Abelarde
Alfredo B. Carrera
Cesar M. Enriquez
Juan Victor I. Hernandez
Oscar Enrico A. Reyes, Jr.
Martin T. Rio
Ricardo M. Sison
Emiliano R. Tanchico, Jr.
Melissa V. Vergel de Dios
Rafael M. Bejar
Marco Alejandro T.
Borlongan
Gerardo Jose V. Castro
Marisa V. Conde
Gene S. De Guzman
Margarito G. Dujali, Jr.
Gil Samson D. Garcia
Joseph Ian G. Gendrano
Elisa B. Gesalta
John John R. Gonzales
Maria Josefina T. Gorres
Ma. Criselda B. Guhit
Emeraldo L. Hernandez
Marven S. Jardiel
Princesita P. Katigbak
Alexander S. Kibanoff
Joseph Nelson M. Ladaban
Javier C. Lagdameo
Joselito S. Limjap
Albert Mitchell L. Locsin
Luis Ignacio A. Lopa
Paolo Jose C. Lopez
Ma. Carmela F. Luque
Oliver Carlos G. Odulio
Aileen D. Regio
Ricardo C. Rodriguez
Genaro C. Sanchez
Ana Maria A. Sotto
Julieta S. Tañeca
Patrick S. Tang
Victor Y. Tria
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	Senior Vice President
Senior Vice President
Senior Vice President
First Vice President and Treasurer
First Vice President and Controller
First Vice President and Assistant Corporate Secretary
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
Vice President
Vice President

Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President

(b)	Appointment of the members of the Advisory Board/Committee:

Oscar S. Reyes
Roberto R. Romulo
Benny S. Santoso
Washington Z. SyCip
Orlando B. Vea
Christopher H. Young

(c)	Appointment of the Chairmen, Members and Advisors of the Governance and Nomination Committee, Audit Committee, Executive Compensation Committee, Technology Strategy Committee and Risk Committee:

Governance and Nomination Committee

Manuel V. Pangilinan, Chairman
Tadashi Miyashita, Member
Bernido H. Liu, Independent Member
Artemio V. Panganiban, Independent Member
Pedro E. Roxas, Independent Member
Ma. Lourdes C. Rausa-Chan, Non-voting Member
Menardo G. Jimenez, Jr., Non-voting Member

Audit Committee

Pedro E. Roxas, Chairman/Independent Member
Bernido H. Liu, Independent Member
Artemio V. Panganiban, Independent Member
Corazon S. de la Paz-Bernardo, Advisor (Audit Committee Financial Expert)
James L. Go, Advisor
Tadashi Miyashita, Advisor
Roberto R. Romulo, Advisor

Executive Compensation Committee

Manuel V. Pangilinan, Chairman

Tadashi Miyashita, Member
Bernido H. Liu, Independent Member
Artemio V. Panganiban, Independent Member
Pedro E. Roxas, Independent Member

Menardo G. Jimenez, Jr., Non-voting Member

Technology Strategy Committee

Manuel V. Pangilinan, Chairman

Ray C. Espinosa, Member
James L. Go, Member
Tadashi Miyashita, Member
Napoleon L. Nazareno, Member
Oscar S. Reyes, Non-voting Member
Orlando B. Vea, Non-voting Member

Risk Committee

Pedro E. Roxas, Chairman/Independent Member
Bernido H. Liu, Independent Member
Artemio V. Panganiban, Independent Member
James L. Go, Member
Tadashi Miyashita, Member

In accordance with the structures provided in the respective Charters of the Board Committees:

(a)	all the Members including the Chairman of the Audit Committee namely, Former Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu and Mr. Pedro E. Roxas are Independent Directors.

(b)	majority of the voting Member-Directors of the Governance and Nomination Committee, Executive Compensation Committee, are Independent Directors, namely, Former Chief Justice Artemio V. Panganiban, Mr. Bernido H. Liu and Mr. Pedro E. Roxas.

(c)	majority of the voting Members of the Technology Strategy Committee, including the President and Chief Executive Officer, are Directors and a majority of the voting Member-Directors are not part of Management.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By:
/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

June 14, 2016

CERTIFICATION OF INDEPENDENT DIRECTOR

I, ARTEMIO V. PANGANIBAN, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 14, 2016.

2.	I am affiliated with the following listed companies:

Company/Organization	Position/	Period of
	Relationship	Service
GMA Network, Inc.	Independent Director	2007 – present

First Philippine Holdings Corp.	Independent Director	2007 – present

Metro Pacific Investments Corp.	Independent Director	2007 – present

Metropolitan Bank & Trust Co.	Senior Adviser	2007 – present

Robinsons Land Corp.	Independent Director	2008 – present

Manila Electric Company	Independent Director	2008– present

GMA Holdings, Inc.	Independent Director	2009 – present

Petron Corporation	Independent Director	2010 – present

Asian Terminals Inc.	Independent Director	2010 – present

Jollibee Foods Corp.	Director	2012 – present

Double Dragon Properties Corporation	Adviser	2014 – present

Bank of the Philippine Islands	Independent Director	2010 – present

For my full bio-data, log on to my personal website: cjpanganiban.com

3.	I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

4.	I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

5.	I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

6.	I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 14th day of June 2016, at Makati City.

/s/Artemio V. Panganiban

ARTEMIO V. PANGANIBAN

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this June 14, 2016. The affiant, whom I identified through the following competent evidence of identity: Diplomatic Passport No. DE0013400 expiring on 14 December 2020, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

NOTARY PUBLIC

/s/ ABNER TITO L. ALBERTO

ABNER TITO L. ALBERTO
 Notary Public for the City of Makati
Until December 31, 2016
Notarial Appointment No. M-93
Roll of Attorneys No. 38834
PTR O.R. NO. 5329767-01/11/16 Makati City
IBP Lifetime Roll No. 02359 – May 9, 2001

Doc. No. 427 Page No. 087;

Book No. III;
Series of 2016.

CERTIFICATION OF INDEPENDENT DIRECTOR

I, PEDRO E. ROXAS, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 14, 2016.

2.	I am affiliated with the following companies or organizations:

Company/Organization	Position/	Period of
	Relationship	Service
Fundacion Santiago	Trustee/President	1993 – present

Roxas Holdings, Inc.	Chairman	1995 – present

Club Punta Fuego, Inc.	Chairman	1997 – present

Brightnote Assets Corp.	Director	1999 – present

BDO Private Bank	Independent Director	2001 – present

Phil. Business for Social Progress	Trustee	2001 – present

Roxas & Company, Inc.	Executive Chairman/President/CEO	2010 – present

Manila Electric Company	Independent Director	2010 – present

Hawaiian-Phil. Co.	Chairman	2013 – present

3.	I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

4.	I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

5.	I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

6.	I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 14th day of June 2016, at Makati City.

/s/Pedro E. Roxas

PEDRO E. ROXAS

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this 14th day of June 2016. The affiant, whom I identified through the following competent evidence of identity: Philippine Passport No. EC2368933 expiring on 09 October 2019, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

NOTARY PUBLIC

/s/ ABNER TITO L. ALBERTO

ABNER TITO L. ALBERTO
 Notary Public for the City of Makati
Until December 31, 2016
Notarial Appointment No. M-93
Roll of Attorneys No. 38834
PTR O.R. NO. 5329767-01/11/16 Makati City
IBP Lifetime Roll No. 02359 – May 9, 2001

Doc. No. 426 Page No. 087;

Book No. III;
Series of 2016.

CERTIFICATION INDEPENDENT DIRECTOR

I, BERNIDO H. LIU, Filipino, of legal age and with office address at GABC 1155, 1155 North EDSA, Balintawak, Quezon City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 14, 2016.

2.	I am affiliated with the following companies or organizations:

Company/Organization	Position/	Period of
	Relationship	Service
Matimco Incorporated	Director	2003 – present

Children’s Hour Philippines	Director	2004 – present

Basic Graphics Inc.	Director	2005 – present

LH Paragon Inc.	Chairman	2006 – present

Golden ABC Inc.	President & CEO/Chairman	2006 – present

Oakridge Realty Development Corporation	Director	2006 – present

Red Logo Lifestyle, Inc.	Chairman	2007 – present

Philippine Retailers Association	Vice President Regional Affairs President Chairman Member, Board of Trustees	2007 – 2009 2009 – 2010 2011 – 2013 2013 – present

Habitat for Humanity	Member, Visayas Advisory Council	2014 – present

PLDT – SMART Foundation	Independent Director	2013 – present

Essentia Medical Group Inc.	Director	2014 – present

Mga Likha ni Inay Inc. (member of CARD MRI)	Director	2015 – present

Greentree Food Solutions, Inc.	Director	2016 – present

GABC Int’l. Pte. Lt. (SG)	Director	2016 – present

3.	I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

4.	I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

5.	I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

6.	I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 14th day of June 2016, at Makati City.

/s/Bernido H. Liu

BERNIDO H. LIU

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this June 14, 2016. The affiant, whom I identified through the following competent evidence of identity: Philippine Passport No. EB 6358199 expiring on 16 September 2017, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

NOTARY PUBLIC

/s/ ABNER TITO L. ALBERTO

ABNER TITO L. ALBERTO
 Notary Public for the City of Makati
Until December 31, 2016
Notarial Appointment No. M-93
Roll of Attorneys No. 38834
PTR O.R. NO. 5329767-01/11/16 Makati City
IBP Lifetime Roll No. 02359 – May 9, 2001

Doc. No. 425 Page No. 086;

Book No. III;
Series of 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. RAusa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: June 14, 2016